SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Videocon d2h Limited

(Name of Issuer)

Equity Shares, par value 10 rupees per share

(Title of Class of Securities)

92657J 10 1

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92657J 10 1	13G

1.	Names of reporting person WestBridge Crossover Fund, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or place of organization Republic of Mauritius
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 0
	7.	Sole dispositive power 0
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 0
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 0%
12.	Type of reporting person (see instructions) CO

Item 1(a).	Name of Issuer:

Videocon d2h Limited

Item 1(b).	Address of Issuer’s Principal Executive Officers:

1st Floor, Techweb Centre

New Link Road

Oshiwara Jogeshwari (West)

Mumbai 400 102 Maharashtra, India

Item 2(a).	Name of Person(s) Filing:

WestBridge Crossover Fund, LLC

Item 2(b).	Address of Principal Business Office:

Twenty Eight, Cybercity

Ebène, Republic of Mauritius 00000

Item 2(c).	Citizenship or Place of Organization:

Name	Citizenship or Place of Organization
WestBridge Crossover Fund, LLC	Republic of Mauritius

Item 2(d).	Title of Class of Securities:

Equity Shares, par value 10 rupees per share (the “Equity Shares”).

Item 2(e).	CUSIP Number:

92657J 10 1

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4(a).	Amount Beneficially Owned: 0

Item 4(b).	Percent of Class: 0%

Item 4(c).	Number of shares as to which such persons have:

The following information with respect to the ownership of the Equity Shares of the Issuer by the Reporting Person filing this statement on Schedule 13G as of December 31, 2017:

Reporting Persons	Shares Held Directly (1)	Sole Voting Power (1)	Shared Voting Power (1)	Sole Dispositive Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1, 2)
WestBridge Crossover Fund, LLC	0	0	0	0	0	0	0%

(1)	Represents the number of Equity Shares currently held by the Reporting Person. The Reporting Person previously held ADS in the Issuer. The Reporting Person sold the ADS during the 2017 calendar year, and then each ADS was converted into four Equity Shares.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof, the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018 WESTBRIDGE CROSSOVER FUND, LLC

By:	/s/ Peter C. Wendell
Peter C. Wendell Director